                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             ----------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)


                                (AMENDMENT NO. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            J. L. HALSEY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46622H 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  DAVID R. BURT
                       2325-B RENAISSANCE DRIVE, SUITE 21
                               LAS VEGAS, NV 89119
                                 (902) 966-4246
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                               SEPTEMBER 19, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: | |

                      (Continued on the following page(s))

================================================================================
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          MR. DAVID R. BURT
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) | |
                                                                     (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         | |
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                 ------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           20,850,000
                  PERSON                    ------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                            ------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     20,850,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,850,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         | |
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          24.76%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

================================================================================
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          TEXAS ADDISON LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) | |
                                                                     (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         | |
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                 ------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           20,850,000
                  PERSON                    ------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                            ------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     20,850,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,850,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         | |
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          24.76%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

================================================================================
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          TEXAS BARRINGTON LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) | |
                                                                     (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         | |
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                 ------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           20,850,000
                  PERSON                    ------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                            ------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     20,850,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,850,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                         | |
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          24.76%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

         This Amendment No. 1 to Schedule 13D amends and supplements Items 1, 2(a) and 6 contained in the Schedule 13D initially filed with the Securities and exchange Commission (the "SEC") on or about May 28, 2002, by David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC (collectively, the "Reporting Persons"), with respect to the Common Stock, $0.01 par value ("Common Stock"), of NAHC, Inc. ("NAHC"). On June 18, 2002, NAHC merged with and into its wholly-owned subsidiary, J.L. Halsey Corporation (the "Issuer"). The Issuer is the successor issuer of NAHC pursuant to rule 12g-3(a) under the Securities Exchange Act of 1934. Items 3-5 of the original Schedule 13D remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given and form in the original Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 1.       SECURITY AND ISSUER

         Common Stock, $0.01 par value (the "Common Stock")

         J.L. Halsey Corporation
         2325-B Renaissance Drive, Suite 1D
         Las Vegas, NV 89119

ITEM 2.       IDENTITY AND BACKGROUND

         (c)      Present Principal Occupation:

                  David R. Burt is the Chief Executive Officer, President, Secretary and Treasurer, as well as a director, of the Issuer. The principal business of the Issuer consists of managing litigation against it and attempting to realize its remaining assets. The principal business address of the Issuer is 2325-B Renaissance Drive, Suite 21, Las Vegas, NV 89119. Mr. Burt is also Chief Executive Officer, President, Secretary and a director of Ergo Science Corporation, a biopharmaceutical company. The principal business address of Ergo Science Corporation is 790 Turnpike Street, Suite 202, North Andover, Massachusetts 01845.

                  Texas Barrington LLC is a Texas limited liability company established to act as a general partner of a family limited partnership. Mr. Burt is the president, secretary and treasurer of Barrington.

                  Texas Addison Limited Partnership ("Addison") is a Texas limited partnership established as a holding company for various investments. Currently Mr. Burt is the majority limited partner of Addison.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On September 19, 2002, Addison granted to William T. Comfort, III, a director of the Issuer, an option to purchase 4,170,000 shares of Common Stock of the Issuer held by Addison at an exercise price of $0.04 per share (such exercise price being the closing price on the Common Stock on the over-the-counter bulletin board on September 18, 2002).

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Limited Partnership to William T. Comfort, III.

99.1 Joint Filing Statement dated May 27, 2002, among David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         September 24, 2002                 By:   /s/ David R. Burt
-------------------------------------             ------------------------------
                 Date                             David R. Burt

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           TEXAS BARRINGTON LLC


         September 24, 2002               By: /s/ David R. Burt
-------------------------------------         --------------------------------
                 Date                         David R. Burt
                                              President, Treasurer and Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TEXAS ADDISON LIMITED PARTNERSHIP

                                          By:    TEXAS BARRINGTON LLC,
                                                 its general partner


         September 24, 2002               By: /s/ David R. Burt
-------------------------------------         --------------------------------
                 Date                         David R. Burt
                                              President, Treasurer and Secretary

                                  EXHIBIT INDEX

10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Limited Partnership to William T. Comfort, III.

99.1 Joint Filing Statement dated May 28, 2002, among David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).